October 13, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc. L-3 Communications Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 9, 2006 and March 28, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006
File Nos. 1-14141 and 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comments received from the Staff of the Securities and Exchange Commission (the ‘‘Staff’’) during a telephone conversation on September 28, 2006 between Ralph D'Ambrosio, L-3's Vice President – Finance and Principal Accounting Officer, and Inessa Berenbaum, Senior Staff Accountant, relating to the above-referenced documents. Ms. Berenbaum's comments are enumerated below.

Note 3. Review of Past Stock Option Granting Practices, page 7

1.	Add a quarterly analysis for 2003, 2002 and 2001 to the SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices.

2.	Add the impact to reportable segments to the SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices, for all periods including the quarters.

3.	Review of Past Stock Option Granting Practices, tell us and disclose how the date of grant was selected (who selected it).

4.	Amend the SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices on Exhibits I and III to L-3's letter to the Staff dated September 18, 2006 to include the litigation charge and the goodwill impairment charge.

Mr. Larry Spirgel
October 13, 2006

Consolidated Statements of Operations, page 2

5.	Explain what is included in ‘‘unallowable’’ G&A costs related to U.S. Government Contractor Businesses (i.e., the nature of the unallowable costs). Also, tell us what the unallowable G&A costs were for each of the years ended December 31, 2003 and 2004.

Each of the Staff's comments is reproduced below using bold text and is numbered to correspond to the verbal comments listed above.

Note 3. Review of Past Stock Option Granting Practices, page 7

1.	Add a quarterly analysis for 2003, 2002 and 2001 to the SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices.

In response to the Staff's comment, L-3 has attached, as Exhibit I, a quarterly analysis for each of the years 2003, 2002 and 2001 to evaluate the stock option errors related to the Review of Past Stock Option Granting Practices. As illustrated in Exhibit I, the reduction to diluted earnings per share (‘‘EPS’’) on each of the previously issued L-3 quarterly results was $0.01 per diluted share, with the reduction to diluted EPS ranging from a low of 1.1% for the fourth quarter of 2003 to a high of 16.7% for the first quarter of 2002. The results for the first quarter of 2002 included a goodwill impairment charge for the cumulative effect of a change in accounting principle for the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, of $24.4 million. Excluding this charge for the cumulative effect, the reduction to the diluted EPS for the first quarter of 2002 would have been 2.8%. Adding the impact of prior year immaterial audit adjustments that have not been recorded to the aforementioned stock option errors, the reductions to L-3's diluted EPS ranged from a low of 0.0% for the third quarter of 2001 and the first quarter of 2003 to a high of 33.3%, or $0.02, for the first quarter of 2002. Excluding the goodwill impairment charge for the cumulative effect discussed above, the reduction to diluted EPS for the first quarter of 2002, including the impact of prior year immaterial audit adjustments that have not been recorded, would have been 5.6%. The reductions to net income and diluted EPS, including the prior year immaterial audit adjustments that have not been recorded and the aforementioned stock option errors, did not materially change the year over year reported trends related to net income and diluted EPS for any quarterly period. In addition, in making the quarterly assessment, L-3 evaluated each quarter individually and in the context of the annual results. L-3 determined that the stock option errors considered with and without the audit adjustments that were not recorded were not material from a quantitative or qualitative perspective, individually, or in the aggregate, to any of the L-3 interim condensed consolidated financial statements for 2001, 2002 and 2003.

2.	Add the impact to reportable segments to the SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices, for all periods including the quarters.

In response to the Staff's comment, L-3 has attached, as Exhibits II and III, an analysis for each of the years and quarterly periods during 2006, 2005, 2004, 2003, 2002 and 2001, to evaluate the stock option errors related to Review of Past Stock Option Granting Practices on L-3's reportable segments results. The stock option errors would have only affected previously reported operating income and operating margin of L-3's reportable segments, and would have had no impact to reportable segment sales. As illustrated in Exhibits II and III, if the stock option errors were recorded in the reportable segment results, operating income and operating margin would have been reduced, but operating income for each reportable segment, on both an annual and quarterly basis, would not have changed from operating income to an operating loss.

The reductions to reportable segment operating income, on an annual basis, ranged from a low of 0.0% for the Aircraft Modernization and Maintenance reportable segment in 2001 to a high of 2.2% for the

Mr. Larry Spirgel
October 13, 2006

Specialized Products reportable segment in 2003. The reductions to reportable segment operating income, on a quarterly basis, range from a low of 0.0% for the Aircraft Modernization and Maintenance reportable segment in the fourth quarter of 2001 and the first quarter of 2002 to a high of 4.2% for the C3ISR reportable segment in the second quarter of 2001. The reductions to reportable segment operating margin, on an annual basis, range from a low of 0.0% to a high of 0.3%, and, on a quarterly basis, range from a low of 0.0% to a high of 0.4%. Furthermore, the change to operating margin on the previously issued annual and quarterly reportable segment results did not materially change the year over year reported operating margin trends for any reportable segment. The changes to reportable segment operating margin trends from the stock option errors ranged from a decrease of 0.1% to an increase of 0.2% on annual basis, and ranged from a decrease of 0.4% to an increase of 0.2% on a quarterly basis.

For purposes of evaluating whether the stock option errors were material individually, or in the aggregate, to any of L-3's previously issued reportable segment results, from a quantitative and qualitative perspective, L-3 also considered the stock option errors in conjunction with prior year immaterial audit adjustments that have not been recorded. The changes to reportable segment operating income resulting from the stock option errors and the prior year immaterial audit adjustments that have not been recorded, on an annual basis, range from an increase of 1.7% for the Aircraft Modernization and Maintenance reportable segment in 2005, to a decrease of 6.3% for the C3ISR reportable segment in 2001. The changes to reportable segment operating income resulting from the stock option errors and the prior year immaterial audit adjustments that have not been recorded, on a quarterly basis, range from an increase of 9.0% for the Aircraft Modernization and Maintenance reportable segment in the fourth quarter of 2005, to a decrease of 13.0% for the C3ISR reportable segment in the fourth quarter of 2002. The changes to reportable segment operating margin resulting from the stock option errors and the prior year immaterial audit adjustments that have not been recorded, on an annual basis, range from a decrease 0.4% to an increase of 0.2%, and, on a quarterly basis, range from a decrease of 1.3% to an increase of 0.9%. The changes to reportable segment operating margin trends resulting from the stock option errors and the prior year immaterial audit adjustments that have not been recorded, range on an annual basis, from a decrease 0.4% to an increase of 0.3%, and, range on a quarterly basis from a decrease of 1.3% to an increase of 1.1%.

Furthermore, L-3 determined that the stock option errors, considered with and without the audit adjustments that were not recorded, were not material from a quantitative or qualitative perspective, individually, or in the aggregate, to any of the annual and quarterly reportable segment results of operations and disclosures in the context of L-3's consolidated financial statements taken as a whole because (1) L-3 believes that consolidated results of operations is the financial measure most relevant to both investors in L-3's common stock and equity research analysts who cover L-3, (2) both investors in L-3's common stock and equity research analysts who cover L-3 focus primarily on consolidated organic sales growth, consolidated sales from acquisitions and consolidated operating margins from recurring operations as key financial performance indicators of L-3's business, (3) no L-3 reportable segment plays a more significant role than the others in L-3's consolidated operations or profitability which is consistent with L-3's Management, Discussion and Analysis disclosures for its results of operations (i.e., historically and presently, the company has not emphasized any individual reportable segment as being more important than any other reporting segment), and (4) the quarterly trends in each reportable segment operating income and operating margin are not materially different than the respective reportable segment's annual trends.

3.	Review of Past Stock Option Granting Practices, tell us and disclose how the date of grant was selected (who selected it).

As discussed in our letter to Mr. Spirgel dated September 18, 2006 and as disclosed in Note 3, Review of Past Stock Option Granting Practices, in L-3's 2006 Second Quarter Form 10-Q, the Audit Committee undertook a comprehensive review of L-3's historical stock-based compensation award practices and

Mr. Larry Spirgel
October 13, 2006

related accounting treatment. The scope of the review was to determine whether the Company's accounting for historical stock option awards and public disclosures related thereto were appropriate. The review was conducted with the assistance of outside counsel. Despite these efforts, including interviews of numerous current and former L-3 employees and directors, and paper and electronic document reviews, based on the evidence obtained, L-3 could not reach a definitive conclusion as to which individual or individuals selected the ‘‘as of’’ dates of stock option grants to employees made between May 1998 and July 2003 (the ‘‘Relevant Period’’). In addition, outside counsel was unable to interview Frank Lanza, L-3's now former Chairman and Chief Executive Officer (‘‘CEO’’), due to Mr. Lanza's death on June 6, 2006.

Based on the review, the following is a summary of the process generally used for granting stock options during the Relevant Period. During the Relevant Period, the stock option granting process generally began when L-3's Vice President of Human Resources requested recommendations for stock option awards from L-3's operating divisions and corporate departments. Each division and department then submitted a list of proposed recipients and stock option awards to the Vice President of Human Resources. The Vice President of Human Resources then created a combined proposed list and sent it to L-3's now former President and Chief Financial Officer (‘‘CFO’’), and thereafter, to L-3's now former CEO for approval. Once the CFO and the CEO gave their approvals, the Vice President of Human Resources sent the final list to the General Counsel.

The General Counsel then drafted a unanimous written consent (‘‘UWC’’) of the Compensation Committee of the Board of Directors and, in most cases, a related cover memorandum. The UWC or an exhibit thereto included the names of the recipients, the proposed number of shares, the ‘‘as of’’ grant date and the exercise price for the award. These materials would be distributed by the General Counsel to the members of the Compensation Committee for the Committee's review, approval and authorization. During the Relevant Period, each stock option award, including the names of recipients, the number of shares granted and the applicable exercise price for the award, was approved by either a UWC of the Compensation Committee or by the full Board at a meeting. Upon receipt of all the signed UWCs or following the full Board meeting, as the case may be, the General Counsel prepared the stock option agreements based upon the approved number of shares, the ‘‘as of’’ grant date and stock option exercise price.

We do not believe that the foregoing would provide investors with meaningful information beyond that which was described in Note 3, Review of Past Stock Option Granting Practices, in the 2006 Second Quarter Form 10-Q. Since July 21, 2003, all grants have been approved at meetings of the Compensation Committee, using the date of the meeting as the date of the grant.

We would be pleased to discuss the results of the review in greater detail at the Staff's convenience.

4.	Amend the SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices on Exhibits I and III to L-3's letter to the Staff dated September 18, 2006 to include the litigation charge and the goodwill impairment charge.

In response to the Staff's comment, L-3 has amended Exhibits I and III to L-3's letter to the Staff dated September 18, 2006 to include the litigation charge and the goodwill impairment charge. These amendments are included in the attached Exhibits IV and V. The inclusion of the litigation and goodwill impairment charges did not alter L-3's previous conclusion that the stock option errors were not material from a quantitative or qualitative perspective, individually, or in the aggregate, to any of the L-3 consolidated financial statements.

Mr. Larry Spirgel
October 13, 2006

Consolidated Statements of Operations, page 2

5.	Explain what is included in ‘‘unallowable’’ G&A costs related to U.S. Government Contractor Businesses (i.e., the nature of the unallowable costs). Also, tell us what the unallowable G&A costs were for each of the years ended December 31, 2003 and 2004.

In response to the Staff's comment, L-3 advises the Staff that L-3's calculation of unallowable costs is done in accordance with the Federal Acquisition Regulations (‘‘FAR’’), specifically Part 31, Contract Cost Principles and Procedures, SUBPART 31.2, section 31.201-2, Determining allowability et seq. These provisions prescribe the general rules for allowability (and unallowability) of costs and, further, set forth certain types of costs that are expressly unallowable. The unallowable G&A costs incurred by L-3's U.S. Government contractor businesses are comprised of expressly unallowable costs and include the following types:

a)	Compensation costs (salary, bonus, etc.) for the five most highly compensated employees in management positions at each L-3 U.S. Government contracting business and at L-3 corporate in excess of the benchmark compensation amount determined annually by the U.S. Government Administrator, Officer of Federal Procurement Policy (OFPP) under Section 39 of the OFPP Act. For example, the amount of employee compensation costs in excess of $473,218 was unallowable for 2005;

b)	Applicable portion of compensation of employees engaged in (time spent) the functions and activities relating to financing and refinancing capital, business acquisitions, trade shows, public relations and advertising;

c)	Certain trade show activities;

d)	Entertainment activities, including alcoholic beverages;

e)	Lobbying and political activities; and

f)	Certain public relations and advertising activities.

Unallowable G&A costs for L-3's government contractor businesses amounted to $43.0 million, or 0.7% of L-3's consolidated costs and expenses for the year ended December 31, 2004, and $34.9 million, or 0.8% of L-3's consolidated costs and expenses for the year ended December 31, 2003.

* * *

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
October 13, 2006

Any questions concerning the response to the Staff's comment letter may be directed to myself (telephone: (212) 805-5261, fax (212) 805-5264).

Sincerely,

/s/ Ralph G. D'Ambrosio

Ralph G. D'Ambrosio Vice President – Finance (Principal Accounting Officer)

Exhibit I

Quantitative Analysis of Stock Option Errors on Select L-3 Previously Issued Financial Statement Items, for the Quarters Ended March 31, 2001 to December 31, 2003

($ in Millions, except per share data)

Financial Statement Line Item	Q101	Q201	Q301	Q401	Q102		Q202	Q302		Q402		Q103		Q203		Q303		Q403
Net Income	$14.2	$23.3	$33.4	$44.6	$4.9		$31.6	$61.8		$79.8		$49.7		$53.4		$76.1		$98.4
Impact of Stock Option Errors	(0.5)	(0.5)	(0.5)	(0.6)	(0.7)		(1.3)	(1.4)		(1.5)		(1.4)		(1.4)		(1.5)		(1.5)
Restated	$13.7	$22.8	$32.9	$44.0	$4.2		$30.3	$60.4		$78.3		$48.3		$52.0		$74.6		$96.9
% change	−3.5%	−2.1%	−1.5%	−1.3%	−14.3%		−4.1%	−2.3%		−1.9%		−2.8%		−2.6%		−2.0%		−1.5%
Reported trend	30.3%	41.2%	38.6%	42.9%	−65.5%		35.6%	85.0%		78.9%		914.3%		69.0%		23.1%		23.3%
Restated trend	25.7%	38.2%	36.5%	41.0%	−69.3%		32.9%	83.6%		78.0%		1050.0%		71.6%		23.5%		23.8%
Change to Trend	−4.6%	−3.0%	−2.1%	−1.9%	−3.9%		−2.7%	−1.4%		−1.0%		135.7%		2.6%		0.4%		0.4%
Quarterly 2000	$10.9	$16.5	$24.1	$31.2
Diluted EPS	$0.20	$0.30	$0.41	$0.53	$0.06		$0.38	$0.60	(A)	$0.76	(A)	$0.49	(A)	$0.52	(A)	$0.71	(A)	$0.90	(A)
Impact of Stock Option Errors	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)		$(0.01)	$(0.01)		$(0.01)		$(0.01)		$(0.01)		$(0.01)		$(0.01)
Restated	$0.19	$0.29	$0.40	$0.52	$0.05		$0.37	$0.59		$0.75		$0.48		$0.51		$0.70		$0.89
% change	−5.0%	−3.3%	−2.4%	−1.9%	−16.7	%(B)	−2.6%	−1.7%		−1.3%		−2.0%		−1.9%		−1.4%		−1.1%
Reported trend	25.0%	25.0%	17.1%	17.8%	−70.0%		26.7%	46.3%		43.4%		716.7%		36.8%		18.3%		18.4%
Restated trend	18.8%	20.8%	14.3%	15.6%	−73.7%		27.6%	47.5%		44.2%		860.0%		37.8%		18.6%		18.7%
Change to Trend	−6.3%	−4.2%	−2.9%	−2.2%	−3.7%		0.9%	1.2%		0.8%		143.3%		1.0%		0.3%		0.2%
Diluted shares	71.5	78.0	88.4	88.9	82.4		90.7	112.3	(A)	112.4	(A)	112.8	(A)	113.4	(A)	114.4	(A)	114.7	(A)
Quarterly 2000	0.16	0.24	0.35	0.45

(A) Diluted EPS and diluted weighted average common shares outstanding have been restated in accordance with EITF 04-8.

(B) The impact of the stock option error on diluted EPS for the first quarter of 2002, excluding the SFAS 142 adoption goodwill impairment charge of $24.4 million, or $0.30 per diluted share, was a decrease of 2.8% .

Exhibit II

Quantitative Analysis of Stock Option Errors on L-3 Previously Issued Reportable Segment Operating Income, for the Years Ended December 31, 2001 to 2005, and the Estimated Year Ending December 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	2006E	2005	2004	2003	2002	2001
Segment Operating Income
As Reported
C3ISR	$315.7	$249.9	$218.0	$172.9	$103.5	$32.0
Government Services	273.2	168.6	124.1	100.7	75.3	46.7
Aircraft Modernization and Maintenance	228.6	227.4	186.1	100.7	62.6	1.4
Specialized Products	465.7	350.8	220.4	206.7	212.6	195.2
Total	$1,283.2	$996.7	$748.6	$581.0	$454.0	$275.3
Impact of Stock Option Errors
C3ISR	$7.5	$(1.8)	$(1.2)	$(1.8)	$(1.6)	$(0.6)
Government Services	5.8	(1.5)	(1.1)	(1.4)	(1.2)	(0.3)
Aircraft Modernization and Maintenance	2.8	(0.9)	(0.9)	(0.5)	(0.3)	—
Specialized Products	20.7	(4.1)	(2.8)	(4.5)	(4.1)	(2.5)
Total	$36.8	$(8.3)	$(6.0)	$(8.2)	$(7.2)	$(3.4)
Restated
C3ISR	$323.2	$248.1	$216.8	$171.1	$101.9	$31.4
Government Services	279.0	167.1	123.0	99.3	74.1	46.4
Aircraft Modernization and Maintenance	231.4	226.5	185.2	100.2	62.3	1.4
Specialized Products	486.4	346.7	217.6	202.2	208.5	192.7
Total	$1,320.0	$988.4	$742.6	$572.8	$446.8	$271.9
% change
C3ISR	2.4%	−0.7%	−0.6%	−1.0%	−1.5%	−1.9%
Government Services	2.1%	−0.9%	−0.9%	−1.4%	−1.6%	−0.6%
Aircraft Modernization and Maintenance	1.2%	−0.4%	−0.5%	−0.5%	−0.5%	0.0%
Specialized Products	4.4%	−1.2%	−1.3%	−2.2%	−1.9%	−1.3%

Exhibit II

Quantitative Analysis of Stock Option Errors on L-3 Previously Issued Reportable Segment Operating Income, for the Years Ended December 31, 2001 to 2005, and the Estimated Year Ending December 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	2006E	2005	2004	2003	2002	2001
Segment Operating Margin
As Reported
C3ISR	10.7%	11.5%	13.1%	12.0%	9.8%	7.1%
Government Services	9.5%	9.3%	11.7%	12.4%	12.4%	10.6%
Aircraft Modernization and Maintenance	9.5%	9.9%	9.7%	13.7%	13.6%	9.3%
Specialized Products	11.2%	11.1%	9.7%	10.0%	11.2%	13.5%
Restated
C3ISR	10.9%	11.4%	13.0%	11.9%	9.7%	7.0%
Government Services	9.7%	9.2%	11.6%	12.2%	12.2%	10.5%
Aircraft Modernization and Maintenance	9.6%	9.9%	9.7%	13.7%	13.5%	9.3%
Specialized Products	11.7%	11.0%	9.6%	9.7%	11.0%	13.4%
Change to Margin
C3ISR	0.2%	−0.1%	−0.1%	−0.1%	−0.1%	−0.1%
Government Services	0.2%	−0.1%	−0.1%	−0.2%	−0.2%	−0.1%
Aircraft Modernization and Maintenance	0.1%	0.0%	0.0%	0.0%	−0.1%	0.0%
Specialized Products	0.5%	−0.1%	−0.1%	−0.3%	−0.2%	−0.1%
Change to Margin Trend
C3ISR	0.3%	0.0%	0.0%	0.0%	0.0%	−0.1%
Government Services	0.3%	0.0%	0.1%	0.0%	−0.1%	−0.1%
Aircraft Modernization and Maintenance	0.1%	0.0%	0.0%	0.1%	−0.1%	0.0%
Specialized Products	0.6%	0.0%	0.2%	−0.1%	−0.1%	−0.1%

Exhibit III

Quantitative Analysis of Stock Option Errors on L-3 Previously Issued Reportable Segment Operating Income, for the Quarters Ended March 31, 2001 to March 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	Q101	Q201	Q301	Q401	Q102	Q202	Q302	Q402	Q103	Q203	Q303	Q403
Segment Operating Income
As Reported
C3ISR	$6.3	$4.8	$8.2	$12.7	$16.4	$29.7	$30.5	$26.9	$32.4	$42.5	$45.1	$52.9
Government Services	7.3	12.5	12.9	14.0	16.2	17.5	19.3	22.4	26.2	26.7	21.1	26.7
Aircraft Modernization and Maintenance	—	—	—	1.4	7.0	20.3	20.1	15.0	15.4	23.4	23.0	38.9
Specialized Products	33.3	43.2	54.1	64.7	31.7	30.2	57.5	93.3	34.8	36.2	63.2	72.5
Total	$46.9	$60.5	$75.2	$92.8	$71.3	$97.7	$127.4	$157.6	$108.8	$128.8	$152.4	$191.0
Impact of Stock Option Errors
C3ISR	$(0.1)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(0.3)	$(0.4)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)
Government Services	(0.1)	—	(0.1)	(0.1)	(0.1)	(0.3)	(0.4)	(0.4)	(0.3)	(0.3)	(0.3)	(0.3)
Aircraft Modernization and Maintenance	—	—	—	—	—	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)
Specialized Products	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(1.2)	(1.2)	(1.2)	(1.1)	(1.1)	(1.2)	(1.2)
Total	$(0.8)	$(0.8)	$(0.9)	$(0.9)	$(0.9)	$(1.9)	$(2.1)	$(2.3)	$(2.0)	$(2.0)	$(2.1)	$(2.1)
Restated
C3ISR	$6.2	$4.6	$8.0	$12.5	$16.2	$29.4	$30.1	$26.4	$31.9	$42.0	$44.6	$52.4
Government Services	7.2	12.5	12.8	13.9	16.1	17.2	18.9	22.0	25.9	26.4	20.8	26.4
Aircraft Modernization and Maintenance	—	—	—	1.4	7.0	20.2	20.0	14.8	15.3	23.3	22.9	38.8
Specialized Products	32.7	42.6	53.5	64.1	31.1	29.0	56.3	92.1	33.7	35.1	62.0	71.3
Total	$46.1	$59.7	$74.3	$91.9	$70.4	$95.8	$125.3	$155.3	$106.8	$126.8	$150.3	$188.9
% change
C3ISR	−1.6%	−4.2%	−2.4%	−1.6%	−1.2%	−1.0%	−1.3%	−1.9%	−1.5%	−1.2%	−1.1%	−0.9%
Government Services	−1.4%	0.0%	−0.8%	−0.7%	−0.6%	−1.7%	−2.1%	−1.8%	−1.1%	−1.1%	−1.4%	−1.1%
Aircraft Modernization and Maintenance	n.a.	n.a.	n.a.	0.0%	0.0%	−0.5%	−0.5%	−1.3%	−0.6%	−0.4%	−0.4%	−0.3%
Specialized Products	−1.8%	−1.4%	−1.1%	−0.9%	−1.9%	−4.0%	−2.1%	−1.3%	−3.2%	−3.0%	−1.9%	−1.7%

Exhibit III

Quantitative Analysis of Stock Option Errors on L-3 Previously Issued Reportable Segment Operating Income, for the Quarters Ended March 31, 2001 to March 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	Q101	Q201	Q301	Q401	Q102	Q202	Q302	Q402	Q103	Q203	Q303	Q403
Segment Operating Margin
As Reported
C3ISR	7.6%	5.4%	6.0%	8.9%	10.3%	10.6%	9.4%	9.3%	9.9%	12.1%	12.0%	13.8%
Government Services	9.0%	11.5%	10.7%	10.8%	11.6%	12.2%	12.9%	13.0%	13.5%	12.7%	10.6%	12.6%
Aircraft Modernization and Maintenance	n.a.	n.a.	n.a.	9.3%	12.3%	14.5%	14.7%	11.7%	14.5%	13.2%	13.1%	14.2%
Specialized Products	11.2%	11.9%	15.0%	15.5%	9.3%	7.7%	13.0%	13.0%	7.6%	7.4%	12.3%	11.8%
Restated
C3ISR	7.5%	5.2%	5.9%	8.8%	10.2%	10.5%	9.3%	9.1%	9.7%	11.9%	11.9%	13.7%
Government Services	8.9%	11.5%	10.6%	10.7%	11.5%	12.0%	12.6%	12.8%	13.3%	12.6%	10.5%	12.5%
Aircraft Modernization and Maintenance	n.a.	n.a.	n.a.	9.3%	12.3%	14.4%	14.7%	11.6%	14.4%	13.1%	13.1%	14.2%
Specialized Products	11.0%	11.7%	14.8%	15.3%	9.1%	7.4%	12.7%	12.9%	7.3%	7.2%	12.0%	11.7%
Change to Margin
C3ISR	−0.1%	−0.2%	−0.1%	−0.1%	−0.1%	−0.1%	−0.1%	−0.2%	−0.2%	−0.2%	−0.1%	−0.1%
Government Services	−0.1%	0.0%	−0.1%	−0.1%	−0.1%	−0.2%	−0.3%	−0.2%	−0.2%	−0.1%	−0.1%	−0.1%
Aircraft Modernization and Maintenance	n.a.	n.a.	n.a.	0.0%	0.0%	−0.1%	0.0%	−0.1%	−0.1%	−0.1%	0.0%	0.0%
Specialized Products	−0.2%	−0.2%	−0.2%	−0.2%	−0.2%	−0.3%	−0.3%	−0.1%	−0.3%	−0.2%	−0.3%	−0.1%
Change to Margin Trend
C3ISR	−0.1%	−0.2%	−0.1%	−0.1%	0.0%	0.1%	0.0%	−0.1%	−0.1%	−0.1%	0.0%	0.1%
Government Services	−0.1%	0.0%	−0.1%	−0.1%	0.0%	−0.2%	−0.2%	−0.1%	−0.1%	0.1%	0.2%	0.1%
Aircraft Modernization and Maintenance	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	−0.1%	−0.1%	0.0%	0.0%	0.1%
Specialized Products	−0.2%	−0.2%	−0.2%	−0.2%	0.0%	−0.1%	−0.1%	0.1%	−0.1%	0.1%	0.0%	0.0%

n.a. = L-3 did not have any businesses in the Aircraft Modernization and Maintenance segment prior to its acquisition of Spar Aerospace Inc in October 2001

Exhibit III

Quantitative Analysis of Stock Option Errors on L-3 Previously Issued Reportable Segment Operating Income, for the Quarters Ended March 31, 2001 to March 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	Q104	Q204	Q304	Q404	Q105	Q205	Q305	Q405	Q106
Segment Operating Income
As Reported
C3ISR	$46.1	$56.8	$53.6	$61.4	$53.8	$55.1	$69.6	$71.4	$72.3
Government Services	27.6	29.2	28.3	39.0	22.8	32.9	47.4	65.5	58.0
Aircraft Modernization and Maintenance	40.6	41.1	59.7	44.8	54.7	58.5	56.4	57.7	52.4
Specialized Products	37.3	51.0	57.8	74.3	67.9	78.4	93.1	111.5	105.7
Total	$151.6	$178.1	$199.4	$219.5	$199.2	$224.9	$266.5	$306.1	$288.4
Impact of Stock Option Errors
C3ISR	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.2)	$(0.1)	$(1.2)	$—
Government Services	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	—	—	(1.1)	—
Aircraft Modernization and Maintenance	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.1)	—	(0.6)	—
Specialized Products	(0.8)	(0.7)	(0.7)	(0.6)	(0.6)	(0.2)	(0.3)	(3.2)	(0.2)
Total	$(1.6)	$(1.5)	$(1.5)	$(1.4)	$(1.4)	$(0.5)	$(0.4)	$(6.1)	$(0.2)
Restated
C3ISR	$45.8	$56.5	$53.3	$61.1	$53.5	$54.9	$69.5	$70.2	$72.3
Government Services	27.3	28.9	28.0	38.7	22.5	32.9	47.4	64.4	58.0
Aircraft Modernization and Maintenance	40.4	40.9	59.5	44.6	54.5	58.4	56.4	57.1	52.4
Specialized Products	36.5	50.3	57.1	73.7	67.3	78.2	92.8	108.3	105.5
Total	$150.0	$176.6	$197.9	$218.1	$197.8	$224.4	$266.1	$300.0	$288.2
% change
C3ISR	−0.7%	−0.5%	−0.6%	−0.5%	−0.6%	−0.4%	−0.1%	−1.7%	0.0%
Government Services	−1.1%	−1.0%	−1.1%	−0.8%	−1.3%	0.0%	0.0%	−1.7%	0.0%
Aircraft Modernization and Maintenance	−0.5%	−0.5%	−0.3%	−0.4%	−0.4%	−0.2%	0.0%	−1.0%	0.0%
Specialized Products	−2.1%	−1.4%	−1.2%	−0.8%	−0.9%	−0.3%	−0.3%	−2.9%	−0.2%

Exhibit III

Quantitative Analysis of Stock Option Errors on L-3 Previously Issued Reportable Segment Operating Income, for the Quarters Ended March 31, 2001 to March 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	Q104	Q204	Q304	Q404	Q105	Q205	Q305	Q405	Q106
Segment Operating Margin
As Reported
C3ISR	12.0%	13.7%	12.1%	14.5%	12.4%	12.8%	11.5%	10.1%	10.6%
Government Services	12.5%	11.0%	10.1%	13.2%	8.3%	10.6%	8.6%	9.7%	8.5%
Aircraft Modernization and Maintenance	9.2%	9.0%	12.7%	8.2%	9.5%	10.1%	10.3%	9.9%	8.8%
Specialized Products	7.9%	9.4%	9.8%	11.4%	10.0%	10.4%	11.6%	12.0%	11.2%
Restated
C3ISR	11.9%	13.7%	12.0%	14.4%	12.4%	12.8%	11.5%	10.0%	10.6%
Government Services	12.4%	10.9%	10.0%	13.1%	8.1%	10.6%	8.6%	9.5%	8.5%
Aircraft Modernization and Maintenance	9.1%	9.0%	12.7%	8.2%	9.5%	10.1%	10.3%	9.8%	8.8%
Specialized Products	7.7%	9.2%	9.6%	11.4%	9.9%	10.3%	11.6%	11.6%	11.2%
Change to Margin
C3ISR	−0.1%	0.0%	−0.1%	−0.1%	0.0%	0.0%	0.0%	−0.1%	0.0%
Government Services	−0.1%	−0.1%	−0.1%	−0.1%	−0.2%	0.0%	0.0%	−0.2%	0.0%
Aircraft Modernization and Maintenance	−0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	−0.1%	0.0%
Specialized Products	−0.2%	−0.2%	−0.2%	0.0%	−0.1%	−0.1%	0.0%	−0.4%	0.0%
Change to Margin Trend
C3ISR	0.1%	0.2%	0.0%	0.0%	0.1%	0.0%	0.1%	0.0%	0.0%
Government Services	0.1%	0.0%	0.0%	0.0%	−0.1%	0.1%	0.1%	−0.1%	0.2%
Aircraft Modernization and Maintenance	0.0%	0.1%	0.0%	0.0%	0.1%	0.0%	0.0%	−0.1%	0.0%
Specialized Products	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.2%	−0.4%	0.1%

Exhibit IV
(previously Exhibit I)

Quantitative Analysis of Stock Option Errors on Select L-3 Previously Issued Financial Statement Items, for the Years Ended December 31, 2001 to 2005, and the Estimated Year Ending December 31, 2006

($ in Millions, except per share data)

Financial Statement Line Item	2006E		2005	2004	2003	2002	2001
Sales	$12,400.0		$9,444.7	$6,897.0	$5,061.6	$4,011.2	$2,347.4
Impact of Stock Option Errors	none		none	none	none	none	none
Net Income	$514.3	(A)	$508.5	$381.9	$277.6	$178.1	$115.5
Impact of Stock Option Errors	24.0	(B)	(4.4)	(4.5)	(5.9)	(5.0)	(2.1)
Restated	$538.3		$504.1	$377.4	$271.7	$173.1	$113.4
% change	4.7%		−0.9%	−1.2%	−2.1%	−2.8%	−1.8%
Reported trend	1.1%		33.2%	37.6%	55.9%	54.2%	39.7%
Restated trend	5.9	%(C)	33.6%	38.9%	57.0%	52.6%	38.8%
Change to Trend	4.7%		0.4%	1.3%	1.1%	−1.6%	−0.9%
Diluted EPS	$4.97	(A)	$4.20	$3.33	$2.62	$1.90	$1.47
Impact of Stock Option Errors	$0.19		$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.02)
Restated	$5.16		$4.16	$3.29	$2.57	$1.85	$1.45
% change	3.8%		−1.0%	−1.2%	−1.9%	−2.6%	−1.4%
Reported trend	18.3%		26.1%	27.1%	37.9%	29.3%	24.6%
Restated trend	22.9%		26.4%	28.0%	38.9%	27.6%	23.9%
Change to Trend	4.5%		0.3%	0.9%	1.0%	−1.7%	−0.6%
Diluted shares	123.3		121.2	117.4	113.9	105.2	85.4
Net Cash from Operating Activities	$968.0		$846.8	$620.7	$456.1	$318.5	$173.0
Impact of Stock Option Errors	none		none	none	none	none	none
Total Assets	$13,000.0		$11,909.1	$7,780.8	$6,505.3	$5,242.3	$3,339.2
Impact of Stock Option Errors	none		none	none	none	none	none
Shareholders' Equity	$5,225.0		$4,490.7	$3,799.8	$2,574.5	$2,202.2	$1,213.9
Impact of Stock Option Errors	none		none	none	none	none	none

Exhibit IV
(previously Exhibit I)

Notes:

(A) Estimated full year net income and diluted EPS for the year ending December 31, 2006, include the Q206 Litigation Charge of $78.2 million, net of income taxes, or $0.63 per share and the Q206 Stock-Based Charge (which includes the Stock Option Errors) of $25.5 million, net of income taxes, or $0.21 per share.

(B) Represents the aggregate or cumulative Stock Option Errors for all the affected years prior to 2006 (including the Section 409A deferred compensation charge and excluding the external legal and accounting review costs relating to L-3's review of its stock option granting practices).

(C) The aggregate stock option errors are considered non-operating, non-recurring, prior-period correction items that should be added back to analyze the trend for purposes of users of L-3's financial statements

NOTE:

Except for historical information contained herein, the matters set forth in this presentation are forward-looking statements. The forward-looking statements set forth herein involve a number of risks and uncertianties that could cause actual results to differ materially from any such statement, including the risks and uncertianties discussed in the company's Safe Harbor Compliance Statement for Forward-Looking Statements included in the company's recent filings, including Forms 10-K and 10-Q, with the Securities and Exchange Commission.The forward-looking statements speak only as of the date made, and the company undertakes no obligation to update these forward-looking statements.

Exhibit V
(previously Exhibit III)

Diluted EPS Analysis

Annual Periods	L-3 Reported	L-3 Restated for Stock Option Errors	Consensus Estimate	Reported vs. Consensus	Restated vs. Consensus	Change
CY 2001	$1.47	$1.45	$1.45	1.4%	0.0%	−1.4%
CY 2002	$1.90	$1.85	$2.26	−15.9%	−18.1%	−2.2%
CY 2003	$2.62	$2.57	$2.69	−2.6%	−4.5%	−1.9%
CY 2004	$3.33	$3.29	$3.33	0.0%	−1.2%	−1.2%
CY 2005	$4.20	$4.16	$4.16	1.0%	0.0%	−1.0%

Notes:

CY 2002 includes SFAS 142 adoption goodwill impairment charges of $0.23 per share.

Quarterly Periods	L-3 Reported	L-3 Restated for Stock Option Errors	Consensus Estimate	Reported vs. Consensus	Restated vs. Consensus	Change
Q1 04	$0.65	$0.64	$0.64	1.6%	0.0%	−1.6%
Q2 04	$0.78	$0.77	$0.79	−1.3%	−2.5%	−1.3%
Q3 04	$0.89	$0.88	$0.88	1.1%	0.0%	−1.1%
Q4 04	$1.01	$1.00	$1.01	0.0%	−1.0%	−1.0%

Quarterly Periods	L-3 Reported	L-3 Restated for Stock Option Errors	Consensus Estimate	Reported vs. Consensus	Restated vs. Consensus	Change
Q1 05	$0.86	$0.85	$0.83	3.6%	2.4%	−1.2%
Q2 05	$0.99	$0.98	$0.97	2.1%	1.0%	−1.0%
Q3 05	$1.11	$1.10	$1.09	1.8%	0.9%	−0.9%
Q4 05	$1.24	$1.23	$1.21	2.5%	1.7%	−0.8%

Quarterly Periods	L-3 Reported	L-3 Restated for Stock Option Errors	Consensus Estimate	Reported vs. Consensus	Restated vs. Consensus	Change
Q1 06	$1.13	$1.13	$1.11	1.8%	1.8%	0.0%